CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue, Suite 503
Spokane, Washington 99201
(509) 624-1475 FAX (509) 747-1770
Email: cclysiak@qwest.net

October 19, 2005

Mr. Roger Schwall, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     RIPPLE LAKE DIAMONDS INC.
Form 20-F
SEC File No. 0-51236

Dear Mr. Schwall:

In response to your letter of comments dated October 14, 2005, please be advised as follows:

Introduction

1.    The sentence has been revised as requested.

Employees and Employment Agreements

2.    The paragraph has been revised and clarification has been made.

Statement of Experts

3.    The information that is requested was previously filed as stated within the 20-F as Exhibit 11.1. The consent has been updated and filed again.

Financial Statements

4.    Revisions have been made as per the telephone conference with your staff.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb
cc: RIPPLE LAKE DIAMONDS INC.